Registration No. 333-264388
Filed Pursuant to Rule 433
Dated April 12, 2024

FNGS MicroSectors™ FANG+™ ETN

MICROSECTORS by REXSHARES

ETN Details

Ticker	FNGS
Intraday Indicative Value	FNGSIV
CUSIP	06368B504
ISIN	US06368B5049
Daily Investor Fee*	0.58%
Exchange	NYSE Arca
Issuer	Bank of Montreal
Initial Trade Date	11/12/2019
Maturity Date	1/8/2038

**The Daily Investor Fee is quoted on a per annum basis and accrues daily.*

Index Details

Index Name	NYSE FANG+™ Index
Index Ticker	NYFANGT
Launch Date	9/26/2017
Rebalance Frequency	Quarterly
Weighting	Equal
No. of Constituents	10

Index Constituents

Ticker	Name	Weight
GOOGL	Alphabet Inc	10.24%
AAPL	Apple Inc	10.23%
MSFT	Microsoft Corp	10.17%
NFLX	Netflix Inc	10.08%
AMZN	Amazon.com Inc	10.02%
AVGO	Broadcom Inc	9.96%
META	Meta Platforms Inc	9.91%
SNOW	Snowflake Inc	9.81%
NVDA	NVIDIA Corp	9.80%
TSLA	Tesla Inc	9.79%

As of 3/18/2024. Index weightings and constituents are subject to change.

What Is MicroSectors™

MicroSectors™ provide concentrated exposure to investable market segments that heavily influence many investor portfolios. Developed as high-impact trading and hedging instruments, MicroSectors™ ETNs are designed to give investors precise exposure to popular niches of the market. MicroSectors™ is a REX Shares product. For more information, visit www.microsectors.com.

ETN Overview

The MicroSectors™ FANG+™ Exchange Traded Notes (the "ETNs") are linked to the performance of the NYSE FANG+™ Index. The ETNs offer investors a return based on changes in the level of the NYSE FANG+™ Index, before taking into account fees.

What Is the NYSE FANG+ Index

The NYSE FANG+™ Index includes 10 highly liquid stocks (specified below) that represent a segment of the technology and consumer discretionary sectors consisting of highly-traded growth stocks of technology and tech-enabled companies. The index's underlying composition is equally weighted across all stocks. While the performance of indices weighted by market capitalization can be dominated by a few of the largest stocks, an equal-weighting allows for a more representative portfolio. More information about the index can be found at https://www.theice.com/fangplus.

Historical Performance (Total Return)

	1Mo	3Mo	6Mo	9Mo	1Yr	2Yr	FNGS Inception*
MicroSectors™ FANG+™ ETN*	1.26%	14.73%	35.40%	28.75%	61.15%	49.67%	250.28%
NYSE FANG+ Total Return Index	1.09%	14.80%	35.89%	29.43%	61.99%	52.32%	259.31%
S&P 500 Total Return Index	3.22%	10.56%	23.48%	19.44%	29.88%	19.84%	82.44%
NASDAQ-100 Total Return Index	1.23%	8.72%	24.59%	21.03%	39.65%	25.19%	129.22%
Technology Select Sector Total Return Index	0.80%	8.51%	27.72%	20.63%	39.26%	33.99%	152.51%

As of 3/28/2024. Past historical data is not a guarantee of future performance. Source: Bloomberg L.P. Current performance may be higher or lower than performance data quoted. Inception data from 11/13/2019. Returns less than one year are cumulative. Call 877.369.5412 for current month-end performance.

Historical Performance



MicroSectors™ FANG+™ ETN*
NASDAQ-100 Total Return Index
Technology Select Sector Total Return Index
S&P 500® Total Return Index
NYSE FANG+ Total Return Index
400
350
300
250
200
150
100
50
0
'19
2020
2021
2022
2023
'24

Source: Bloomberg L.P. Data from 11/13/2019 to 3/28/2024. Past performance does not guarantee future results.

** The historical performance of the ETNs is based on the closing price. A trading market in the ETNs may not exist when you wish to sell your ETNs.*

The ETNs are not insured by the FDIC, and may lose value.

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FNGSMicroSectors? FANG+? ETNbySHARESCall Us (305) 742-0153Email Us info@rexshares.comVisit Us www.microsectors.comBank of Montreal, the issuer of the ETNs ("Bank of Montreal" or the "Issuer"), has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offering to which this document relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the pricing supplement, product supplement, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal's credit risk.Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice as to the ETNs or the NYSE FANG+? Index (the "Index"). Investors should consult with their own financial advisors as to these matters.The ETNs do not guarantee the return of your investment. If the Closing Indicative Note Value or the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time during an Exchange Business Day (each as defined in the pricing supplement), you will lose all of your investment in the ETNs. Even if the Index Closing Level has increased or decreased, as applicable, from the Initial Index Level, you may receive less than the principal amount of your ETNs upon a call, redemption, at maturity, or if you sell your ETNs, as described more in the pricing supplement. The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. The ETNs do not pay any interest, and you will not have any ownership rights in the Index constituents. The Index Closing Level used to calculate any payment on the ETNs may be different from the Index Closing Level at other times during the term of the ETNs. There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed. The Issuer may sell additional ETNs, but is under no obligation to do so.Market disruptions may adversely affect your return. Significant aspects of the tax treatment of the ETNs are uncertain.The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market. There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market. The value of the ETNs in the secondary market may be influenced by many unpredictable factors.The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of its business, hedging and trading activities, or as Calculation Agent of the ETNs, and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.The Index has limited actual historical information. The Index Calculation Agent (as defined in the pricing supplement) may adjust the Index in a way that may affect its level, and may, in its sole discretion, discontinue the public disclosure of the intraday Index value and the end-of-day closing value of the Index. The Index lacks diversification and is vulnerable to fluctuations in the technology and consumer discretionary industries. A limited number of Index constituents may affect the Index Closing Level, and the Index is not necessarily representative of these industries. The Index uses a proprietary selection methodology, which may not select the constituent issuers in the same manner as would other index providers or market participants.Please see the "Risk Factors" section in the pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.MicroSectors? and REX? are registered trademarks of REX Shares, LLC ("REX"). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored or sold by REX or any of its affiliates or third party licensors (collectively, "REX Index Parties"). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties' only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.The NYSE® FANG+? Index is determined, composed and calculated by ICE Data Index Parties without regard to Bank of Montreal or the ETNs. ICE Data Index Parties have no obligation to take the needs of Bank of Montreal or the owners of ETNs into consideration in determining, composing or calculating the NYSE® FANG+? Index. REX Index Parties and ICE Data Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties and ICE Data Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. There is no assurance that investment products based on the NYSE® FANG+? Index will accurately track index performance or provide positive investment returns. Inclusion of a security within an index is not a recommendation by REX Index Parties or ICE Data Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice. The ETNs are not insured by the FDIC, and may lose value.